EXHIBIT 99.5

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements to the Prospectus/Offer to Exchange or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

Notice of Offer to Exchange

All Outstanding Shares of Common Stock of

OPNET Technologies, Inc.

for

(i) $36.55 in Cash and

(ii) 0.2774 of a share of Common Stock of

Riverbed Technology, Inc., Per Share

by

Octagon Acquisition Corp.

a wholly-owned subsidiary of

Riverbed Technology, Inc.

Octagon Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Riverbed Technology, Inc., a Delaware corporation (“Riverbed”), is making an offer to exchange each outstanding share of common stock of OPNET Technologies, Inc., a Delaware corporation (“OPNET”), par value $0.001 per share (the “Shares”), for (i) $36.55 in cash and (ii) 0.2774 of a share of common stock of Riverbed, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest and subject to any required tax withholding (such price, or any different price per Share as may be paid in the Offer (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Prospectus and Offer to Exchange, dated November 14, 2012 (the “Prospectus/Offer to Exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Prospectus/Offer to Exchange and any amendments or supplements thereto, the “Offer”). Riverbed will not issue any fractional shares of common stock in connection with the Offer or the Merger (as defined below). OPNET stockholders will instead receive cash in exchange for any fractional shares otherwise issuable to them. Unless Purchaser extends the expiration date of the Offer in accordance with the terms of the Merger Agreement (as defined below) and applicable law (as described below), the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on the evening of December 17, 2012 for all Shares (such initial or extended expiration date in accordance with the terms of the Merger Agreement and applicable law, the “Expiration Date”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A., the exchange agent for the Offer (the “Exchange Agent”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of the Shares by Purchaser in the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. Purchaser will pay the fees and expenses incurred in connection with the Offer of the Exchange Agent and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”). Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in OPNET. Following completion of the Offer, Purchaser intends to effect the Merger (as defined below).

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, ON THE EVENING OF DECEMBER 17, 2012, UNLESS EXTENDED. SHARES TENDERED PURSUANT TO
THIS EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE
EXCHANGE OFFER, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including, but not limited to: (i) the valid tender (excluding Shares tendered pursuant to guaranteed delivery procedures that are not yet delivered in settlement or satisfaction of such guarantee), without proper withdrawal, of a number of Shares that, together with any Shares owned by Riverbed or Purchaser, represents at least a majority of the outstanding Shares, on a fully-diluted basis (which assumes conversion or exercise of all OPNET derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms or conditions thereof); (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and any foreign antitrust or competition-related legal requirements; (iii) the registration statement for Riverbed’s common stock issuable in connection with the Offer and the Merger being declared effective by the Securities and Exchange Commission (the “SEC”) and not subject to any stop order threatened or initiated against Riverbed with respect to the Offer; (iv) there not having occurred since October 28, 2012 a Company Material Adverse Event (as defined in the Merger Agreement and described in the Prospectus/Offer to Exchange) and no event shall have occurred or circumstances shall exist that, in combination with any other events or circumstances would reasonably be expected to have or result in a Company Material Adverse Event; (v) the Marketing Period (as defined in the Merger Agreement and described in the Prospectus/Offer to Exchange) shall have been completed; (vi) Purchaser or Riverbed receiving the proceeds of the financing to effect the Offer and the Merger; and (vii) the Merger Agreement shall not have been validly terminated. Subject to the terms of the Merger Agreement, Purchaser or Riverbed reserve the absolute right in its sole discretion to waive any of the specified conditions of the Offer in the case of any Shares tendered other than the condition set forth in clause “(i)” above; provided that Purchaser is required to waive the condition in clause “(vi)” above, if, on the sixth business day prior to the Expiration Date, Riverbed reasonably believes that it will obtain the financing on the Expiration Date. See the section in the Prospectus/Offer to Exchange entitled “The Offer—Conditions to the Offer” for a more complete description of the conditions to the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 28, 2012, by and among Riverbed, Purchaser and OPNET (the “Merger Agreement”). The Merger Agreement provides, among other things, that following completion of the Offer, Riverbed will cause Purchaser to complete a merger with and into OPNET (the “Merger”), with OPNET continuing as the surviving corporation, in which each outstanding Share (except for: (i) Shares held by OPNET (or in OPNET’s treasury), Riverbed, Purchaser or any other wholly-owned subsidiary of Riverbed, which will be cancelled and retired and cease to exist; (ii) Shares held by any wholly-owned subsidiary of OPNET, which will remain issued and outstanding; and (iii) Shares held by OPNET stockholders who have properly preserved their appraisal rights, if any, under Delaware law) will be converted into the right to receive the same consideration paid in exchange for each Share validly tendered and not properly withdrawn prior to the Expiration Date, subject to appraisal rights to the extent applicable under Delaware law.

If, after the completion of the Offer, Riverbed beneficially owns at least 90% of the Shares outstanding or if Riverbed exercises the Top-Up Option (as defined below) to reach such threshold, Riverbed may effect the Merger without the approval of the OPNET stockholders, as permitted under Delaware law, subject to appraisal rights to the extent applicable under Delaware law. If, on the other hand, Riverbed beneficially owns more than 50%, but less than 90%, of the outstanding Shares, a meeting of OPNET stockholders or an action by written consent and the affirmative vote of at least a majority of the Shares outstanding on the record date for such meeting will be needed to complete the Merger. Since Riverbed will own a majority of Shares outstanding on the record date, approval of the Merger by OPNET stockholders will be assured.

Under the Merger Agreement, if the minimum tender condition is satisfied and Riverbed and Purchaser consummate the Offer, OPNET has granted to Riverbed and Purchaser the option (the “Top-Up Option”) to purchase from OPNET additional Shares equal to the lesser of: (i) the number of Shares that, when added to the number of Shares already owned by Riverbed or Purchaser at the time of exercise of the Top-Up Option constitutes at least one share more than 90% of the Shares outstanding on a fully-diluted basis (which assumes conversion or exercise of all OPNET derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) after the Shares subject to the Top-Up Option are issued; or (ii) the aggregate number of Shares that OPNET is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top-Up Option. The aggregate purchase price payable for the Shares being purchased pursuant to the Top-Up Option shall be determined by multiplying the number of such Shares by the Offer Price (which shall be equal to, per share: (a) the cash consideration payable in the Offer; plus (b) the dollar amount determined by multiplying the stock consideration payable in the Offer by the average of the closing sale prices of a share of Riverbed common stock as reported on the NASDAQ Global Select Market for each of the ten (10) consecutive trading days prior to the date on which the Top-Up Option is exercised).

Riverbed and Purchaser are required to exercise the Top-Up Option if: (i) the number of Shares owned by Riverbed or Purchaser immediately following the consummation of the Offer do not constitute at least one share more than 90% of the Shares then-outstanding on a fully-diluted basis; (ii) the exercise of the Top-Up Option would result in Riverbed or Purchaser owning at least one share more than 90% of the Shares that are then outstanding on a fully-diluted basis; and (iii) the exercise of the Top-Up Option in accordance with the Merger Agreement will not violate any applicable legal requirements.

If Riverbed or Purchaser exercises the Top-Up Option, Riverbed or Purchaser will either: (i) pay in cash an amount equal to the number of Shares purchased pursuant to the Top-Up Option by the cash consideration payable in the Offer plus the dollar amount determined by multiplying the stock consideration payable in the Offer by the average of the closing sale prices of a share of Riverbed common stock as reported on the NASDAQ Global Select Market for each of the ten (10) consecutive trading days prior to the date on which the Top-Up Option is exercised; or (ii)(A) pay in cash an amount equal to not less than the aggregate par value of the Shares to be purchased pursuant to the Top-Up Option; and (B) execute and deliver a full recourse promissory note for the remainder of the purchase price, to mature on the first anniversary date of its delivery and bearing interest at a rate of 3% per annum, payable in arrears at maturity. In no event will the Top-Up Option be exercisable for a number of Shares in excess of OPNET’s then authorized and unissued shares of common stock.

                The number of shares of Riverbed common stock issued to OPNET stockholders in the Offer and the Merger will constitute approximately 3.7% of the outstanding common stock of the combined company after the Merger based upon the number of outstanding Shares and shares of Riverbed common stock on October 28, 2012, disregarding stock options and shares of common stock that may be issued by Riverbed or OPNET pursuant to an employee stock plan.

The OPNET board of directors unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, OPNET’s stockholders; (ii) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, which approval constituted approval under Section 203 of the Delaware General Corporation Law (the “DGCL”) as a result of which the Merger Agreement and the transactions contemplated by the Merger Agreement are not and will not be subject to any restrictions under Section 203 of the DGCL; (iii) declared the advisability of the Merger Agreement; and (iv) recommends that OPNET’s stockholders accept the Offer and tender their Shares in the Offer, and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the transactions contemplated by the Merger Agreement.

For purposes of the Offer, Purchaser will be deemed to have accepted all Shares validly tendered and not properly withdrawn when, as and if Purchaser notifies the Exchange Agent of Purchaser’s acceptance of the tender of those Shares pursuant to the Offer. The Exchange Agent will deliver the shares of Riverbed common stock and the cash portion of the Offer Price, in each case, subject to adjustment for stock splits, stock dividends and similar events, and cash in lieu of a fraction of a share of Riverbed common stock promptly after receipt of Purchaser’s notice. The Exchange Agent will act as agent for tendering OPNET stockholders for the purpose of receiving the cash portion of the Offer Price, the shares of Riverbed common stock and cash instead of a fraction of a share of Riverbed common stock and transmitting the Shares and cash to them. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in making payment. If Purchaser does not accept Shares for exchange pursuant to the Offer or if certificates are submitted for more Shares than are tendered in the Offer, Purchaser will return certificates for these unexchanged Shares without expense to the tendering stockholder. If Purchaser does not accept Shares for exchange pursuant to the Offer, Shares tendered by book-entry transfer into the Exchange Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth under the section “—Procedure for Tendering Shares” in the Prospectus/Offer to Exchange, and will be credited to the account maintained with DTC from which those Shares were originally transferred, promptly following expiration or termination of the Offer.

Riverbed and Purchaser may elect to extend the Offer for successive periods of up to twenty (20) business days per extension if any condition to the Offer has not been satisfied or waived by the scheduled expiration date of the Offer. Riverbed and Purchaser are required to extend the Offer from time to time for any period that is required by any legal requirement, any interpretation or position of the SEC, its staff or the NASDAQ Stock Market that is related to the Offer. Riverbed and Purchaser are also required to extend the Offer for successive periods of up to twenty (20) business days per extension until any waiting period (and any extension thereof) applicable to the completion of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirements have expired or been terminated. Riverbed and Purchaser are also required to extend the Offer for any period of up to five (5) business days per extension until the marketing period with respect to Riverbed’s financing has been completed, and are required to extend the Offer for any period of up to five (5) business days per extension if they, acting reasonably and in good faith, have determined that they will not receive the financing necessary to complete the Offer by the Expiration Date of the Offer. If any condition to the Offer has not been satisfied or waived by the scheduled expiration date of the Offer and OPNET requests that Riverbed and Purchaser extend the Offer, Riverbed and Purchaser must do so for successive periods of up to twenty (20) business days per extension until that condition has been satisfied or waived. If Riverbed and Purchaser determine that exercising the option to purchase additional Shares directly from OPNET in accordance with the Top-Up Option would violate any legal requirements, Riverbed and Purchaser are required to provide for a “subsequent offering period” of at least three (3) business days in accordance with Rule 14d-11 of the Exchange Act, and Riverbed and Purchaser may elect to provide one or more extensions thereof. OPNET stockholders will not have the right to withdraw any Shares that are tendered in the subsequent offering period. Riverbed and Purchaser are not required to extend the Offer beyond March 1, 2013, the first business day following February 28, 2013 (the “Outside Date”).

Any extension, termination, waiver or amendment of the Offer will be followed, as promptly as practicable, with a public announcement. Subject to the requirements of the Exchange Act and other applicable law, and without limiting the manner in which Riverbed and Purchaser may choose to make any public announcement, Riverbed and Purchaser assume no obligation to publish, advertise or otherwise communicate any public announcement.

Shares that are tendered pursuant to the Offer may be withdrawn according to the procedures set forth below at any time prior to the Expiration Date and, unless previously accepted for exchange in the Offer, may also be withdrawn at any time after January 13, 2013, unless accepted for exchange on or before that date as provided in the Prospectus/Offer to Exchange. In the event that Purchaser provides for a subsequent offering period following the acceptance of Shares for exchange pursuant to the Offer, (i) no withdrawal rights will apply to Shares tendered during such subsequent offering period, and (ii) no withdrawal rights will apply to Shares that were previously tendered in the Offer and accepted for exchange.

For withdrawal to be effective, the Exchange Agent must timely receive from the stockholder a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Prospectus/Offer to Exchange, and the stockholder’s notice must include his or her name, address, social security number, the certificate number(s) and the number of Shares to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those Shares. If Shares have been tendered pursuant to the procedures for book-entry transfer discussed in the Prospectus/Offer to Exchange under “The Offer—Procedure for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the Exchange Agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares withdrawn must also be furnished to the Exchange Agent, as stated above, prior to the physical release of the certificates.

An eligible institution must guarantee all signatures on the notice of withdrawal unless the Shares have been tendered for the account of an eligible institution.

Purchaser will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in Purchaser’s sole discretion, and Purchaser’s decision will be final and binding. None of Purchaser, the Exchange Agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any Shares that a stockholder properly withdraws will be deemed not to have been validly tendered for purposes of the Offer. However, the stockholder may retender withdrawn Shares by following one of the procedures discussed under “The Offer—Procedure for Tendering Shares” or “The Offer—Guaranteed Delivery” at any time before the Expiration Date.

The exchange of Shares for the Offer Price in the Offer and the conversion of Shares in the Merger or upon exercise upon their appraisal rights will, in general, be taxable to OPNET stockholders for U.S. federal income tax purposes and may also be taxable for state, local and non-U.S. income tax purposes. In general, each OPNET stockholder exchanging Shares for Riverbed common stock and cash will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash received (including any cash received with respect to a fractional share of Riverbed common stock or upon exercise of appraisal rights) and the fair market value of Riverbed common stock received, and (ii) the stockholder’s adjusted tax basis in its Shares surrendered. The capital gain or loss will be long-term capital gain or loss if the stockholder had held the Shares surrendered for more than one year before the completion of the Offer or the effective time of the Merger, as applicable. In the case of an OPNET stockholder who is an individual, long-term capital gains are generally taxed at preferential rates (currently at a maximum tax rate of 15% for taxable years beginning before January 1, 2013 and generally subject to a maximum tax rate of 20% thereafter). The Internal Revenue Code of 1986, as amended, limits a stockholder’s ability to utilize capital losses. A stockholder’s initial tax basis in the Riverbed common stock received in the Offer or the Merger, as applicable, will be equal to its fair market value and the holding period for such Riverbed common stock will begin the day after the completion of the Offer or the effective time of the Merger, as applicable. THE FOREGOING IS INTENDED ONLY AS A SUMMARY. HOLDERS OF SHARES ARE URGED TO REVIEW THE PROSPECTUS/OFFER TO EXCHANGE AND TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES OF THE OFFER AND THE MERGER UNDER U.S. FEDERAL NON-INCOME TAX LAWS AND STATE, LOCAL AND NON-U.S. TAX LAWS.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Prospectus/Offer to Exchange and is incorporated herein by reference.

OPNET has agreed to provide Purchaser with OPNET’s stockholder lists and security position listings for the purpose of disseminating the Prospectus/Offer to Exchange (and related documents) to holders of Shares. The Prospectus/Offer to Exchange and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares and will be furnished by Purchaser to brokers, dealers, commercial banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Prospectus/Offer to Exchange and the related Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent at the addresses and telephone numbers set forth below. Requests for copies of the Prospectus/Offer to Exchange, Letter of Transmittal and other Offer documents may be directed to the Information Agent at its address and telephone number set forth below and copies will be furnished at Riverbed’s expense. Riverbed will not pay any fees or commissions to any broker or dealer or other person (other than to the Exchange Agent or the Information Agent) for soliciting tenders of Shares in the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

1 (800) 322-2885 (Call Toll-Free)

Email: tenderoffer@mackenziepartners.com

The Exchange Agent for the Offer is: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

November 14, 2012

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